UNITED STATES
                       SECURITIES AND EXCHANGE
                             COMMISSION
                       Washington, D.C. 20549
                      ------------------------

                              FORM 11-K
                       -----------------------


(Mark One)
[  X  ]     Annual Report Pursuant to Section 15(d) of the Securities
Exchange Act of 1934

             For the fiscal year ended December 31, 2005

                                 OR

[   ]  Transition Report Pursuant to Section 15(d) of the  Securities
Exchange Act of 1934

   For the transition period from ____________ to ________________

                    Commission File Number 1-7159


            FLORIDA ROCK INDUSTRIES, INC., PROFIT SHARING
                     AND DEFERRED EARNINGS PLAN
                      (full title of the plan)


                    FLORIDA ROCK INDUSTRIES, INC.
    (Name of issuer of the securities held pursuant to the plan)

                        155 East 21st Street
                     Jacksonville, Florida 32206
 (Address of issuer's principal executive offices and address of the plan)

TABLE OF CONTENTS
-----------------------------------------------------------------
                                                             Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM         3

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004
  AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004:

 Statements of Net Assets Available for Benefits                4

 Statements of Changes in Net Assets Available for Benefits     5

 Notes to Financial Statements                                 6-16

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005:

 Schedule H, Line 4(i)-Schedule of Assets (Held at End of Year) 17

EXHIBIT 23.1 -  Consent of KPMG LLP

Report of Independent Registered Public Accounting Firm


Administrative Committee

Florida Rock Industries, Inc. Profit Sharing and Deferred
Earnings Plan

We have audited the accompanying statements of net assets available for benefits of Florida Rock Industries, Inc. Profit Sharing and Deferred Earnings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 29, 2006
Jacksonville, Florida
Certified Public Accountants

                    FLORIDA ROCK INDUSTRIES, INC.
              PROFIT SHARING AND DEFERRED EARNINGS PLAN

           Statements of Net Assets Available for Benefits

                     December 31, 2005 and 2004


                                          2005           2004
                                          ----           ----
Assets:
 Investments at fair value:
   Mutual funds                      $   118,451,026  114,989,108
   Lifestyle funds                        12,816,749   11,308,195
   Common stock of the Company
     and affiliate                        89,870,810   66,905,754
   Participant loans                       8,399,811    8,230,190
                                         -----------  -----------
          Total investments              229,538,396  201,433,247
                                         -----------  -----------
 Receivables:
   Employer contributions                 19,572,753   13,221,075
   Employee contributions                        ---      258,358
   Dividends                                 359,037      399,154
                                         -----------   ----------
           Total receivables              19,931,790   13,878,587
                                         -----------   ----------

 Cash                                        103,066        1,402
                                         -----------   ----------

          Total asset                    249,573,252  215,313,236

Excess contributions refunds payable         163,184         ----
                                         -----------  -----------
   Net assets available for benefits    $249,410,068  215,313,236
                                         ===========  ===========

See accompanying notes to financial statements.

                    FLORIDA ROCK INDUSTRIES, INC.
              PROFIT SHARING AND DEFERRED EARNINGS PLAN

      Statement of Changes in Net Assets Available for Benefits

               Years ended December 31, 2005 and 2004



                                                         2005        2004
                                                         ----        ----
   Additions to net assets attributed to:
        Investment income:
       Net appreciation in fair value of investments   $19,933,176   30,645,499
       Dividends  and  interest                          3,994,079    4,464,470
                                                        ----------   ----------
               Total   investment  income               23,927,255   35,109,969
                                                        ----------   ----------

     Contributions:
        Employer                                        22,839,146   16,142,129
        Participant                                      9,129,541    8,029,135
                                                        ----------   ----------
            Total     contributions                     31,968,687   24,171,264
                                                        ----------   ----------
            Total   additions                           55,895,942   59,281,233
                                                        ----------   ----------
   Deductions from net assets attributed to:
     Benefits  paid to participants                     21,672,783   15,486,259
     Participant  loan  fees                               126,327      123,332
                                                        ----------   ----------
            Total     deductions                        21,799,110   15,609,591
                                                        ----------   ----------
            Net     increase                            34,096,832   43,671,642

   Net assets available
     Beginning of year                                 215,313,236  171,641,594
                                                       -----------  -----------
         End   of   year                            $  249,410,068  215,313,236
                                                       ===========  ===========



See accompanying notes to financial statements.

                    FLORIDA ROCK INDUSTRIES, INC.
              PROFIT SHARING AND DEFERRED EARNINGS PLAN

                    Notes to Financial Statements

                     December 31, 2005 and 2004

(1)  Description of the Plan

   The following description of Florida Rock Industries, Inc. Profit Sharing and Deferred Earnings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   (a)  General

       The Plan is a defined contribution plan established by Florida Rock Industries, Inc. (the Company) effective December 30, 1958. The Plan covers qualified employees of the Company and of affiliated companies which are or may become party to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

   (b)  Plan Administration

       The Plan is administered by the Company. The Plan Trustee is Sun Trust, N.A. With the exception of participant loan fees, all administrative expenses are paid by the Trustee out of the Plan's gross investment income, unless the Company, at its discretion, agrees to pay such expenses.

   (c)  Contributions

       Plan participants may elect to contribute a portion of their annual pre-tax compensation, as defined in the Plan document, as follows:

                                                 Deferral
                                                percentage
                                                ----------

            Non highly compensated employees    1% to 100%
            Highly compensated employees        1% to 7% (a)

       (a) The annual maximum deferral percentage for highly compensated employees is calculated based on the average actual deferral percentage of non highly compensated employees for the prior plan year plus 2% rounded down to the next whole percentage.

       The Company provides a matching contribution of 50% of the first 6% of a participant's annual pre-tax compensation. During 2005 and 2004, the Company made matching contributions to the Plan of $3.2 million and $3.0 million, respectively.

       The Company may provide a discretionary annual profit sharing contribution to the Plan in an amount determined by the Board of Directors. During 2005 and 2004, the Company declared it would make discretionary profit sharing contributions to the Plan of $19.6 and $13.1 million, respectively. These amounts are reflected in employer contributions receivable in the statement of net assets.

       All contributions are subject to the limitations set forth in the Internal Revenue Code (IRC).

   (d)  Vesting

       Participants are fully vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and profit sharing contributions is based on years of service as follows:

                                                Vested
                                              percentage
                                              ----------
                 Years of service:
                    1                            0%
                    2                           20%
                    3                           40%
                    4                           80%
                    5                          100%

       However, a participant will become fully vested in the Company's contributions, if while employed by the Company, the participant dies or becomes disabled.

   (e)  Participant Accounts

       Each participant's account is credited with the participant's contributions, the employer's matching contributions, investment earnings, and an allocation of the employer's discretionary profit sharing contributions. Allocation of investment earnings is based on account balance. Allocation of the Company's profit sharing contributions is based on a percentage of the participant's Included Compensation as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

   (f)  Participant Loans

       Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested portion of their account balance. The loans are secured by the balance in the participant's account and bear interest at the prime rate in effect at the time plus 1%. Principal and interest are paid over a stipulated period of time.

   (g)  Payment of Benefits

       Upon termination of service due to death, disability or retirement, a participant or beneficiary receives a lump-sum amount equal to the value of the participant's vested account interest.

   (h)  Forfeitures

       The nonvested portion of the Company contributions of a terminated participant shall be forfeited as of the date the vested portion is distributed or after the participant has incurred five consecutive one-year breaks in service. Other conditions of forfeiture allocations and restoration are defined within the Plan document. In accordance with the provisions of the Plan document, forfeitures are utilized first to pay Plan expenses and then allocated back to the remaining participants as additional Company contributions.

   (i)  Plan Termination

       While the Company has not expressed any intent to do so, it may terminate the Plan at any time. In the event of such termination, the accounts of all participants would become fully vested and the Company, by written notice to the Trustee and the Committee, may direct either:

       1. Complete distribution of the assets in the Trust Fund to the participants or,

       2.Continuation of the Trust and the distribution of benefits at such time and in such manner as though the Plan had not been terminated.

   (j)  Other Segregated Accounts

       The Plan received assets from the pension plans of certain merged subsidiaries at the time of their mergers. These assets were added to the general assets of the Plan, but the specific participant accounts are maintained in segregated accounts.

   (k)  Plan Amendment

       Effective October 1, 2005, the Plan was amended to provide a five year graded vesting schedule for profit sharing contributions to replace the seven year schedule that was previously in place. Additionally, the Plan was amended as to the allocation of forfeitures. Forfeitures will be used first to pay Plan expenses in the Plan year in which the forfeitures are to be allocated. Any remaining forfeitures will be allocated as additional profit sharing contributions.

2.  Summary of Significant Accounting Policies

   (l)  Basis of Accounting

       The financial statements of the Plan are presented on the accrual basis of accounting.

   (m)  Investment Valuation and Income Recognition

       Investments in marketable debt and equity securities, including common stock of the Company and Patriot Transportation Holding, Inc., an affiliate of the Company, that are traded on a national or international securities exchange, are valued at the last reported sales price on the last business day of the fiscal year; such securities traded in the over-the-counter market are stated at the mean between the last reported bid and asked prices. Investments in pooled investment funds, which are based on the net value of the fund at fair value, are valued at the unit value established by the Trustee. Participant loans are valued at their outstanding balances, which approximate fair value.

       Purchases and sales of securities are recorded as of the trade-dates. Gains or losses on sales of securities are based on the
       cost   of   each   specific  security.  Net  appreciation   or
       depreciation of investments is recorded to reflect changes in the fair value of investments.

       Dividend income is recognized on the basis of the ex-dividend date. Income from other investments is recognized as earned on an accrual basis.

   (n)  Benefit Payments

       Benefits are recorded when paid.

   (o)  Use of Estimates

       The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(2)  Investments

   The Plan's investments are held in a bank-administered trust fund. All of the Plan's investment options are participant directed and participants may change their investment options at any time. All participants who have not made an investment election are deemed to have elected to have contributions made to their accounts invested in the STI Classic Prime Quality Money Market Fund.

   A description of each available investment held by the Plan at December 31, 2005, is provided below:

   Chase Growth Fund, the Fund seeks growth of capital by investing primarily in common stocks of domestic companies with large market capitalizations of $10 billion and above.

   Federated Kaufmann Fund, the Fund seeks capital appreciation by investing primarily in stocks of small and medium sized companies that are traded on national security exchanges, NASDAQ and over-the-counter market. Up to 25% of its net assets may be invested in foreign securities.

   Federated  Mortgage Fund, the Fund seeks total  return.  The  Fund
   pursues  its  investment  objective  by  investing  primarily   in
   mortgage-backed securities.

   Fidelity Advisor Inflation Protected Bond Fund, the Fund seeks a total return that exceeds the rate of inflation over the long term. Normally, the Fund invests in at least 80% of assets in inflation protected debt securities.

   Longleaf Partners Fund, the Fund seeks long-term capital growth. Under normal circumstances, the Fund invests in the equity securities of a limited number of mid and large capitalization companies.

   MFS  Research Bond Fund, the Fund seeks total return by investing,
   under   normal   market  conditions,  primarily  in   fixed-income
   securities.

   STI Classic Prime Quality Money Market Fund, the Fund seeks to provide as high a level of current income as is consistent with preservation of capital and liquidity by investing exclusively in high quality money market instruments.

   T. Rowe Price Capital Appreciation Fund, the Fund seeks maximum long-term capital appreciation by investing primarily in common stocks, but may also hold fixed income and other securities to help preserve principal value in uncertain or declining markets.

   T. Rowe Price Equity Income Fund, the Fund seeks to provide substantial dividend income as well as long-term growth of capital through investments in the common stock of established companies. The Fund normally invests primarily in the common stocks of well-established companies paying above-average dividends.

   T. Rowe Price Growth Fund, the Fund seeks to provide long-term capital growth and secondarily, increasing dividend income by investing primarily in the common stocks of well-established growth companies.

   T. Rowe Price New Horizons Fund, the Fund is designed to achieve long-term capital growth by investing primarily in common stocks of small, rapidly growing companies.

   T. Rowe Price U.S. Treasury Intermediate Fund, the Fund seeks a high level of income consistent with maximum credit protection and moderate fluctuation in principal. The Fund invests primarily in U.S. Treasury securities, which are backed by the full faith and credit of the federal government.

   Templeton Foreign Fund, the Fund seeks long-term capital growth by investing, under normal market conditions, primarily in the equity securities of companies located outside the U.S., including emerging markets.

   Vanguard 500 Index Fund, the Fund seeks to match the performance of the S&P 500 Index, which is dominated by the stocks of large U.S companies. The Fund attempts to replicate the Index by investing all or substantially all of its assets in the stock markets that make up the Index, which seeks to provide long-term growth of capital and income from dividends by matching the performance of the Standard and Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

   Aggressive Option Fund, the Fund is designed to achieve long-term capital appreciation with current income as a secondary goal. Over the long-term, this Fund should experience higher rates of return along with increased volatility. The Fund invests in approximately 85% equity funds and in 15% fixed income funds.

   Moderate Option Fund, the Fund is designed to achieve reasonable, but relatively stable investment growth. Over the long-term, this Fund should experience moderate rates of return along with average volatility. The Fund invests in approximately 60% equity funds and 40% in fixed income funds.

   Conservative Option Fund, the Fund is designed to preserve principal while seeking current income. Over the long-term, the fund should experience modest rates of return with reduced volatility. The Fund invests in approximately 50% investment grade bonds, 30% in cash equivalents, and 20% in equity funds.

   Florida Rock Industries Inc. Common Stock Fund, consists solely of common stock of the Company.

   Patriot Transportation Holding, Inc. Common Stock Fund, consists solely of common stock of Patriot Transportation Holding, Inc. ("Patriot"), an affiliate of the Company.

   Underlying investments that represent 5% or more of the Plan's net assets consisted of the following at December 31, 2005:


                                                               Units     Fair value
                                                               -----     ----------

  Investments at fair value as determined by quoted market price:
    Mutual funds:
     Longleaf Partners Fund                                    471,553   $ 14,603,990
     STI Classic Prime Quality Money Market Fund            24,591,554     24,591,554
     T. Rowe Price Growth Stock Fund                         1,135,511     31,839,741
     Vanguard 500 Index Fund                                   160,244     18,415,267
    Common stock:
     Florida Rock Industries Inc. Common Stock Fund          1,744,903     85,604,931


   Underlying investments that represent 5% or more of the Plan's net assets consisted of the following at December 31, 2004:

                                                               Units     Fair value
                                                               -----     ----------
  Investments at fair value as determined by quoted market price:
    Mutual funds:
     Longleaf Partners Fund                                    468,256   $ 14,665,775
     STI Classic Capital Appreciation Fund                   2,590,455     33,028,297
     STI Classic Prime Quality Money Market Fund            23,908,053     23,908,053
     Vanguard 500 Index Fund                                   182,546     20,379,467
    Common stock:
     Florida Rock Industries Inc. Common Stock Fund          1,079,376     64,255,228


   The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value during 2005 and 2004 as follows:

                                                                2005        2004
                                                                ----        ----
  Mutual funds                                             $  3,113,081  5,190,256
  Lifestyle funds                                               176,270    843,503
  Common stock of the Company and affiliate                  16,643,825 24,611,740
                                                            ----------- ----------
                                                           $ 19,933,176 30,645,499
                                                            =========== ==========



(3) Forfeitures

   Following is a summary of forfeitures for the years ended December 31, 2005 and 2004:

                                            2005        2004
                                            ----        ----
  Beginning balance                   $ 1,448,325    1,376,746
  Forfeitures                           1,130,156    1,429,885
  Other                                    14,822       19,958
  Interest and dividends                   22,212        7,612
  Allocation to participant            (1,452,131)  (1,385,876)
                                       -----------  -----------
  Ending balance                      $ 1,163,384    1,448,325
                                       ==========   ===========

   Forfeitures are invested in the STI Classic Prime Quality Money Market Fund at December 31, 2005 and 2004.

(4)  Parties-in-Interest

   Certain  Plan  investments  are  either  shares  of  mutual  funds managed by the Trustee, common stock of the Company or affiliates, or participants loans and are therefore considered to be transactions with parties-in-interest. Dividends on the common stock of the Company or affiliates totaled $930,911 and $1,759,202 during 2005 and 2004, respectively. During 2005 and 2004, all administrative expenses of the Plan, with the exception of participant loan fees, were paid by the Company.

(5)  Tax Status

   The Internal Revenue Service has determined and informed the Company by a letter dated April 26, 2004, that the Plan and related trust are designed in accordance with applicable sections of the IRC. As the Plan has not been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe the Plan is designed and being operated in compliance with the applicable requirements of the IRC.

(6)  Refund of Excess Contribution

   For the year ended December 31, 2005, the Company determined that the Plan was not in compliance with the Internal Revenue Code 415(c) Maximum Annual Additions compliance test. As a result, the Plan was required to reimburse employees whose contributions exceeded the maximum percentage, as defined. The total owed to employees at December 31, 2005 was $163,184, which will be reimbursed to the respective employees during 2006.

(7)  Untimely Remittance

   During 2004, the Company did not remit $556,993 in participant contributions within the prescribed time frames required by DOL Regulation 2510.3-102. The Company filed Form 5330 with the IRS and paid the required excise tax on the transaction. In addition, participant accounts were credited with the amount of investment income which would have been earned had the participant contribution been remitted on a timely basis.

(8)  Risks and Uncertainties

   The Plan invests in various securities including U.S. government securities, corporate debt instruments, and corporate stocks. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

(9)  Reconciliation to Form 5500

   The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2004:


  Net assets available for benefits per the financial statements  $ 215,313,236
  Contributions receivable at December 31, 2004                     (13,479,433)
  Dividends receivable at December 31, 2004                            (399,154)
                                                                   -------------
  Net assets available for benefits per the Form 5500             $ 201,434,649
                                                                   =============

   The  following  is  a  reconciliation  of  contributions  per  the
   financial  statements  to  the  Form  5500  for  the  year   ended
   December 31, 2004:

   Total contributions per the financial statements               $  24,171,264
   Contributions receivable at December 31, 2004                    (13,479,433)
   Contributions receivable at December 31, 2003                      7,984,701
                                                                   -------------
   Total contributions per Form 5500                              $  18,676,532
                                                                   =============

   The  following  is a reconciliation of investment income  per  the
   financial  statements  to  the  Form  5500  for  the  year   ended
   December 31, 2004:

  Total investment income per the financial statements            $  35,109,969
  Dividends receivable at December 31, 2004                            (399,154)
                                                                   -------------
  Total investment income per Form 5500                           $  34,710,815
                                                                   =============


   The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2005:

   Net assets available for benefits per the financial statements $ 249,410,068
   Contributions receivable at December 31, 2005                    (19,572,753)
   Dividends receivable at December 31, 2005                           (359,037)
   Excess contributions refunds payable at December 31, 2005            163,184
                                                                   -------------
   Net assets available for benefits per the Form 5500            $ 229,641,462
                                                                   =============

   The  following  is  a  reconciliation  of  contributions  per  the
   financial  statements  to  the  Form  5500  for  the  year   ended
   December 31, 2005:

   Total contributions per the financial statements              $   31,968,687
   Contributions receivable at December 31, 2005                    (19,572,753)
   Contributions receivable at December 31, 2004                     13,479,433
   Excess contributions refunds payable at December 31, 2005            163,184
                                                                  -------------
   Total contributions per Form 5500                             $   26,038,551
                                                                  =============

   The  following  is a reconciliation of investment income  per  the
   financial  statements  to  the  Form  5500  for  the  year   ended
   December 31, 2005:

  Total investment income per the financial statements           $  23,927,555
  Dividends receivable at December 31, 2004                            399,154
  Dividends receivable at December 31, 2005                           (359,037)
                                                                  -------------
  Total investment income per Form 5500                          $   23,967,672
                                                                  =============

                    FLORIDA ROCK INDUSTRIES, INC.
              PROFIT SHARING AND DEFERRED EARNINGS PLAN
                        SUPPLEMENTAL SCHEDULE

  Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

                          December 31, 2005

                                                                Fair
                                                   Units        value
                                                   -----        -----
Mutual funds:
  Chase Growth Fund                               336,066     $6,519,677
  Federated    Kaufmann    Fund                   182,381      1,021,335
  Federated    Mortgage   Fund                     19,324        189,763
  Fidelity Advisor Inflation Protected Bond Fund  116,563      1,281,031
  Longleaf  Partners    Fund                      471,553     14,603,990
  MFS   Research   Bond   Fund                     34,043        344,516
  STI Classic Prime Quality Money Market Fund* 24,592,002     24,592,002
  T.  Rowe Price Capital Appreciation Fund        261,638      5,248,458
  T.  Rowe  Price  Equity Income  Fund             98,581      2,555,212
  T. Rowe Price Growth Stock Fund               1,135,511     31,839,741
  T.  Rowe  Price  New  Horizons  Fund            153,812      4,881,997
  T. Rowe Price U.S. Treasury Intermediate Fund   966,103      5,139,667
  Templeton    Foreign    Fund                    143,405      1,818,370
  Vanguard   500   Index   Fund                   160,244     18,415,267
                                                              ----------
                                                             118,451,026
                                                             -----------
 Lifestyle funds:
 Aggressive Option Fund:
    STI Classic Investment Grade Bond Fund*        88,865        930,416
    STI  Classic  Value  Income  Fund*            201,338      2,591,223
    STI  Classic  Appreciation  Trust  Fund*      208,231      2,561,238
 Moderate Option Fund:
    STI  Classic Investment Grade Bond Fund*      166,677      1,745,106
    STI  Classic  Value  Income  Fund*             99,940      1,286,221
    STI Classic Appreciation Trust Fund* 103,340 1,271,082 Conservative Option Fund:
    STI  Classic Prime Quality Money Market*      728,687        728,687
    STI  Classic Investment Grade Bond Fund*      116,920      1,224,151
    STI  Classic  Value  Income  Fund*             18,701        240,682
    STI  Classic  Appreciation  Trust  Fund*       19,345        237,943
                                                               ---------
                                                              12,816,749
                                                              ----------
Common stock:
    Florida Rock Industries, Inc. Common
     Stock Fund*                                1,744,903     85,604,931
    Patriot Transportation Holding, Inc.
     Common  Stock  Fund*                          65,750      4,265,879
                                                              ----------
                                                              89,870,810
                                                              ----------

Participant loans (payable through 2020
 bearing interest at rates between 5% and 10.5%)*              8,399,811
                                                              ----------
         Total   investments                               $ 229,538,396
                                                            ============

*Parties in interest

See accompanying report of independent registered public accounting firm.

SIGNATURES



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                                   FLORIDA ROCK INDUSTRIES, INC.,
                                   PROFIT SHARING AND
                                   DEFERRED EARNINGS PLAN


                                     /s/ John D. Milton, Jr.
                                  By:_______________________________
                                     John D. Milton, Jr.
                                     Executive Vice President and
                                     Chief Financial Officer,
                                     Treasurer of Florida Rock
                                     Industries, Inc.
                                      (Principal Financial Officer)

Date: June 29, 2006

                            Exhibit 23.1
      Consent of Independent Registered Public Accounting Firm



The Board of Directors of Florida Rock Industries, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-121007) on Form S-8 of Florida Rock Industries, Inc. of our report dated June 29, 2006, with respect to the statements of net assets available for benefits of Florida Rock Industries, Inc. Profit Sharing and Deferred Earnings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended, and all related financial statement schedules, which appear in this Form 11-K of Florida Rock Industries, Inc. Profit Sharing and Deferred Earnings Plan.


KPMG LLP


Jacksonville, Florida
June 29, 2006
Certified Public Accountants